Exhibit 99.1

Collective Mining Announces a New Greenfield Silver Discovery at the X Target by Intercepting 12.85 Metres at 503 g/t Silver Equivalent

•	Two maiden holes drilled to the north and northwest respectively at the X target were directed to intercept robust soil and geophysical anomalies. Both holes cut multiple zones of silver dominant veins over a broad area measuring approximately 500 metres by 500 metres resulting in a new silver-rich discovery for the Company. Highlight assay results from hole XTC-1 include:
•	12.85 metres @ 503 g/t silver equivalent (1.82 g/t gold, 361 g/t silver) from 121.10 metres downhole
•	5.80 metres @ 123 g/t silver equivalent (0.81 g/t gold, 51 g/t silver) from 186.55 metres downhole
•	18.65 metres @ 122 g/t silver equivalent (0.72 g/t gold, 59 g/t silver) from 334.95 metres downhole

Follow up soil sampling has outlined an increasing trend to the northeast of precious metal grades with planned future drilling expected to target this area.

•	Assay results from eight infill drill holes at Apollo have also been received and have intersected combined high-grade gold, silver and copper mineralization. These results have confirmed the grades from the Company's internal block model with highlight results including:
•	138.95 metres @ 2.42 g/t gold equivalent from 183.80 metres downhole (APC-123)
•	142.40 metres @ 2.69 g/t gold equivalent from 247.40 metres downhole (APC-137)
•	150.10 metres @ 2.23 g/t gold equivalent from 403.55 metres downhole (APC-133)

TORONTO, Sept. 3, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for eleven diamond drill holes which include a new greenfield silver-rich discovery at the X target ("X"), positive infill results at the Apollo system ("Apollo") and the interception of moderately grading CBM veins within a geophysical gravity high at the ME target ("ME"). All results announced today are from the Company's multi-target, Guayabales Project in Caldas, Colombia.

The Company currently has eleven drill rigs turning as part of its fully funded 70,000 metre drill program for 2025 with eight operating at the Guayabales Project and three rigs drilling at the San Antonio Project. Drilling at the Guayabales Project is focused on multiple objectives relating to the Apollo system which include defining shallow mineralization, expanding and identifying new high-grade sub-zones and expanding the high-grade Ramp Zone ("Ramp") (located at the bottom of Apollo) at depth and along strike as well as testing new targets across the project area. Two deep capacity rigs are now drilling mother holes in order that directional drilling can soon commence to test Ramp at depth.

Approximately 134,500 metres of diamond drilling has been completed to date at the Guayabales Project, including 94,500 metres at Apollo. There are currently seventeen drill holes in the lab with assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "We are extremely excited about the new discovery at X with the first two drill holes outlining a robust, silver-rich vein system over a large area measuring 500 metres by 500 metres and open in all directions. X was generated and outlined initially from a precious metal soil anomaly which was subsequently augmented by a gravity high geophysical anomaly to the west-northwest of the geochemical anomaly. Although only two holes have been drilled to date, we have learned that the geophysical gravity high anomaly is an ultramafic schist unit and that the silver-rich vein system is using the schist contact with porphyry rocks on its eastern flank as a conduit for metal deposition. With positive assay results in hand and a soil anomaly open to the north, the target remains largely untested. It is clear that we need to drill more holes at X to see what might evolve."

Details (see Table 1-3 and Figures 1-3)

X Target

Two maiden exploratory shallow angle holes from a single drill pad were completed in north and northwest directions respectively resulting in a new grassroot silver discovery. Both holes cut a series of northwest striking, silver-dominant CBM veins with hole XTC-1 intersecting multiple mineralized zones consisting of sheeted veinlets hosted within diorite porphyry and schist host rocks. Hole XTC-2 cut the veins at a sub-optimal oblique angle and as a result did not properly test the zone. Subsequent precious metal related soil geochemistry data indicates that the greatest potential is trending in the northeast direction and thus the X target remains mostly untested. Follow-up drilling is currently being planned as the Company believes that a potentially large sheeted veinlet system might exist at X. Assay results reported herein are as follows:

Drill Hole XTC-1:

•	12.85 metres @ 503 g/t silver equivalent from 121.10 metres downhole and
•	5.80 metres @ 123 g/t silver equivalent from 186.55 metres downhole and
•	2.15 metres @ 246 g/t silver equivalent from 208.15 metres downhole and
•	18.65 metres @ 122 g/t silver equivalent from 334.95 metres downhole including
•	2.30 metres @ 402 g/t silver equivalent

Drill Hole XTC-2 :

•	1.30 metres @ 140 g/t silver equivalent from 93.70 metres downhole and
•	1.60 metres @ 222 g/t silver equivalent from 111.00 metres downhole and
•	2.40 metres @ 221 g/t silver equivalent from 117.00 metres downhole and
•	2.15 metres @ 215 g/t silver equivalent from 204.05 metres downhole and
•	1.10 metres @ 503 g/t silver equivalent from 251.80 metres downhole

Table 1: Assays Results for Drill Holes XTC-1 and XTC-2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AgEq g/t*
XTC-1	121.10	133.95	12.85	1.82	361	0.02	0.53	503
and	186.55	192.35	5.80	0.81	51	0.01	0.09	123
and	208.15	210.30	2.15	0.70	198	0.02	0.11	246
and	334.95	353.60	18.65	0.72	59	0.03	0.07	122
Incl.	334.95	340.25	5.30	1.43	42	0.01	0.22	173
& Incl.	351.30	353.60	2.30	0.64	368	0.15	0.02	402
XTC-2	93.70	95.00	1.30	0.54	97	0.02	0.09	140
and	111.00	112.60	1.60	1.56	85	-	0.16	222
and	117.00	119.40	2.40	2.31	12	-	0.04	221
and	204.05	206.20	2.15	0.55	181	0.01	0.03	215
and	251.80	252.90	1.10	1.22	426	0.04	0.28	503

*AgEq (g/t) is calculated as follows: (Ag (g/t) x 0.90) + (Au (g/t) x 95.71 x 0.95) + (Cu (%) x 88.16 x 0.95) + (Zn (%) x 24.49 x 0.85) utilizing metal prices of Ag - US$35/oz, Au - US$3,350/oz, Cu - US$4.50/lb and Zn - US$1.25/lb and recovery rates of 90% for Ag, 95% for Au, 95% for Cu and 85% for Zn. Recovery rate assumptions are speculative and no metallurgical work has been conducted on this discovery. True widths are between 60%-100% of the total length and grades are uncut.

Figure 1: Plan View of X Target Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Apollo System Infill Results

Six drill holes were drilled from Pad 17 with the objective of infilling gaps in the internal block model and were directed in a southwesterly fan pattern covering elevations ranging from 1,500 MASL to 1,850 MASL. The holes were successful in confirming expected grades as per the internal block model with assay results as follows:

•	138.95 metres @ 2.42 g/t gold equivalent from 183.80 metres downhole (APC-123) including:
•	27.40 metres @ 4.11 g/t gold equivalent and
•	57.40 metres @ 2.00 g/t gold equivalent from 347.75 metres downhole (APC-123)
•	180.35 metres @ 1.78 g/t gold equivalent from 209.35 metres downhole (APC-128) including:
•	21.35 metres @ 2.38 g/t gold equivalent
•	24.60 metres @ 3.11 g/t gold equivalent
•	144.80 metres @ 2.08 g/t gold equivalent from 234.40 metres downhole (APC-130) including:
•	23.55 metres @ 4.23 g/t gold equivalent
•	150.10 metres @ 2.23 g/t gold equivalent from 403.55 metres downhole (APC-133) including:
•	17.35 metres @ 4.17 g/t gold equivalent
•	48.70 metres @ 4.24 g/t gold equivalent
•	142.40 metres @ 2.69 g/t gold equivalent from 247.40 metres downhole (APC-137) including:
•	45.80 metres @ 4.16 g/t gold equivalent
•	53.15 metres @ 2.00 g/t gold equivalent from 278.80 metres downhole (APC-139)
•	340.65 metres @ 1.08 g/t gold equivalent from 393.20 metres downhole (APC117-D1) including:
•	33.95 metres @ 2.08 g/t gold equivalent
•	30.55 metres @ 2.45 g/t gold equivalent
•	27.90 metres @ 3.50 g/t gold equivalent
•	APC-127 was an exploratory hole collared well outside the Apollo system to the northeast and only cut discreet zones of CBM vein mineralization with results as follows:
•	1.20 metres @ 4.02 g/t gold equivalent from 114.50 metres downhole and
•	11.80 metres @ 1.18 g/t gold equivalent from 237.90 metres downhole and
•	0.85 metres @ 4.92 g/t gold equivalent from 334.80 metres downhole and
•	0.65 metres @ 29.48 g/t gold equivalent from 536.35 metres downhole and
•	10.15 metres @ 1.11 g/t gold equivalent from 745.50 metres downhole and

Table 2: Assays Results for Drill Holes APC117-D1, APC-123, APC-127, APC-128, APC-130, APC-133, APC-137 and APC-139

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t**
APC117-D1	393.20	733.85	340.65	0.85	14	0.04	0.07	1.08
Incl.	393.20	427.15	33.95	1.55	33	0.10	0.02	2.08
& Incl.	533.75	564.30	30.55	2.10	26	0.04	0.08	2.45
& Incl.	705.95	733.85	27.90	3.14	22	0.04	0.37	3.50
APC-123	183.80	322.75	138.95	1.23	50	0.40	0.10	2.42
Incl.	211.85	239.25	27.40	3.14	58	0.15	0.32	4.11
and	347.75	405.15	57.40	1.17	22	0.42	0.02	2.00
APC-127	114.50	115.70	1.20	3.96	11	0.02	0.03	4.02
and	237.90	249.70	11.80	1.05	9	0.02	0.08	1.18
and	334.80	335.65	0.85	4.11	52	0.04	0.65	4.92
and	536.35	537.00	0.65	25.00	404	0.02	0.14	29.48
and	745.50	755.65	10.15	1.11	1	0.01	-	1.11
APC-128	209.35	389.70	180.35	1.05	32	0.24	0.05	1.78
Incl.	301.55	322.90	21.35	1.77	28	0.22	0.02	2.38
& Incl.	365.10	389.70	24.60	2.88	16	0.07	0.05	3.11
and	450.25	456.25	6.00	2.34	3	0.04	-	2.37
APC-130	234.40	379.20	144.80	0.82	53	0.43	0.09	2.08
Incl.	234.40	257.95	23.55	3.03	70	0.20	0.37	4.23
and	402.30	429.10	26.80	1.33	43	0.13	0.04	2.03
APC-133	403.55	553.65	150.10	2.12	9	0.03	0.06	2.23
Incl.	406.00	423.35	17.35	4.02	15	0.03	0.09	4.17
& Incl.	502.25	550.95	48.70	4.17	10	0.02	0.10	4.24
and	656.55	677.60	21.05	1.98	5	0.08	0.01	2.08
APC-137	247.40	389.80	142.40	0.98	75	0.56	0.08	2.69
Incl.	247.40	293.20	45.80	2.20	80	0.71	0.14	4.16
APC-139	278.80	331.95	53.15	0.66	52	0.48	0.08	2.00
and	367.00	379.10	12.10	1.89	13	0.05	0.02	2.07

**AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.39 x 0.85) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and Zn - US$1.25/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are between 60%-100% of the total length and grades are uncut.

Figure 2: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

ME Target

•	Two additional holes (MEC-3 and MEC-4) were drilled at the ME Target. MEC-3 was intentionally stopped well short of its initial target so that hole MEC-4 could be drilled into the center of a gravity high anomaly. MEC-4 was directed in a southeast direction to follow up on previously announced hole MEC-2 which cut 0.65 metres @ 534 g/t gold and 0.90 metres @ 47.20 g/t gold (see press release dated June 30, 2025). The gravity high anomaly in this location was unfortunately caused by ultramafic schist country rock but still hosted several moderately mineralized CBM veins. Additional drilling is required to assess the potential along strike of hole MEC-2 away from the schist rock unit. Results for MEC-4 include:
•	1.70 metres @ 5.78 g/t gold equivalent from 76.70 metres downhole
•	0.70 metres @ 6.17 g/t gold equivalent from 222.80 metres downhole
•	6.70 metres @ 6.03 g/t gold equivalent from 241.60 metres downhole
•	1.85 metres @ 5.58 g/t gold equivalent from 306.90 metres downhole

Table 3: Assays Results for Drill Hole MEC-3 and MEC-4

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t**
MEC-3	202.65	206.15	3.50	3.77	37	0.04	0.97	4.51
MEC-4	76.70	78.40	1.70	4.28	91	0.14	0.86	5.78
and	222.80	223.50	0.70	6.10	11	0.04	0.17	6.17
and	241.60	248.30	6.70	5.72	25	0.05	0.28	6.03
and	306.90	308.75	1.85	5.48	13	0.03	0.19	5.58

**AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.39 x 0.85) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and Zn - US$1.25/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are between 60%-100% of the total length and grades are uncut.

Trap System
Plutus Target (Drilling Underway)
Apollo System
Box Target
X Target
ME Target
New Target Generation in 2025
4.5 Kilometres
1.75 Km
Legend
Major Mineralized System
Target
Discussed in this release
Aris Mining's multi-million ounce Marmato gold deposit. In construction with first gold pour expected in 2026.
0
1000
Meters
N

Figure 3: Plan View of the Guayabales Project Highlighting the X Target, the Apollo System and ME Target Areas (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill-testing newly modeled potentially high-grade sub-zones, expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their close proximity to each other.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 03-SEP-25